


APPLIED MINERALS INC.

Producer of Halloysite Clay & Advanced Natural Iron Oxides

Annual Shareholder Meeting
December 2013

Introductions

- John Levy: Chairman of the Board

- Board of Directors



APPLIED MINERALS INC.



APPLIED MINERALS INC.



Producer of Halloysite Clay & Advanced Natural Iron Oxides

Annual Shareholder Meeting – Proxy Voting
December 2013



APPLIED MINERALS INC.



Producer of Halloysite Clay & Advanced Natural Iron Oxides

Annual Shareholder Meeting

Management Presentation
December 2013

Safe Harbor Statement and SEC Cautionary Note

Information provided and statements contained in this presentation and the oral presentation accompanying it that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended Section 21E of the Securities Exchange Act of 1934 as amended and the Private Securities amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this presentation and the Company assumes no obligation to update the information included in this presentation. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. For a further description of these factors, see Item 1A, Risk Factors, included within our Form 10-K for the year ended December 31, 2012, which was filed on March 18th, 2013. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence forward looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

APPLIED MINERALS INC.

Agenda

Andre Zeitoun: Chief Executive Officer

- Mission Statement
- Focused Market Approach
- 2013 Key Milestones Toward Revenue Generation

Yash Khanna, Ph.D: Chief Technology Officer

- Halloysite Clay Strategy

Rogerio Galante: Head of Iron Oxide Business Unit

- Iron Oxide Strategy

Andre Zeitoun: Chief Executive Officer

- Concluding Remarks
- Questions and Answers

 APPLIED MINERALS INC.

Applied Minerals Mission Statement

- To develop the highest and best uses of our unique Halloysite and Iron Oxide resource to deliver value-added, eco-friendly solutions to industries in need

- Address applications where we feel our product is, or has the potential to be, the best available solution to the market based on one of three criteria:
  - Performance
  - Price
  - Environmental Sustainability

- Disruptive technology and strong value proposition



APPLIED MINERALS INC.

Focused Market Approach


Market Discovery/ Demand Creation
Prove / Validate Commercially
Focused Market Approach

8
APPLIED MINERALS INC.

Focused Market Approach





Dragonite Focus Applications

- Nucleating Agents
  - Commercial sales
- Polymer Composites
  - Commercial sales
- Flame retardants
  - Validated by end users
  - 1,960,000 tonne market

Iron Oxide

- Pigments
  - Meets industry specifications
- Technical Applications
  - Validated by end users

Other Verticals

- Developed/ marketed by other sales channels
- Technical Ceramics
- Proppants
- Other

APPLIED MINERALS INC.

2013 Milestones Toward Revenue Generation



- **Plant**
- **Resource**
- **Distribution & Marketing**
- **Team Build Out**
- **Amiron Launch**

APPLIED MINERALS INC.

2013 Milestones Toward Revenue Generation



- **Plant**
- Resource
- Distribution & Marketing
- Team Build Out
- Amiron Launch

APPLIED MINERALS INC.

New Production Capabilities at Dragon Mine Enhanced Products Optimization

- New state-of-the-art plant being commissioned

- 45,000 tons process capacity for Halloysite products

- Provides necessary capacity for iron oxide brand

- To be supported by adjoining quality control lab staffed by Ph.D. R&D Manager

- Ability to tailor our product offerings to reach a wider range of end markets

- New capabilities provide significant product enhancements to expedite commercialization timeline



APPLIED MINERALS INC.

Steps Toward Revenue Generation

- **Typical** Product Development Timeline

	Step Towards Commercialization	Time Frame		Reason for Customer Adoption of Dragonite			
		Low end (months)	High end (months)	Brand New Products	Process Improvement	Existing Product Emergency	Existing Process Emergency
#1	Customer contact (inbound / outbound)	-	-				
#2	Dragonite overview education	1	2				
#3	Customer internal coordination	1	3				
#4	Initial small-scale testing	1	1				
#5	Review of initial results and optimize	1	3				
#6	Larger scale testing	1	3				
#7	Review of results and optimize	1	3				
#8	Commercial-scale testing	1	6				
#9	Review of results and optimize	1	3				
#10	Dragonite spec'd into customer product	-	-				
#11	Customer soft Launch	1	12				
#12	Customer hard launch	1	-				
	Total	**10**	**36**				

- Ability to expand across product lines once commercial within an organization

- Knowledge gained can be relevant for an entire industry

- Product success / failure equally important for product development

APPLIED MINERALS INC.

2013 Milestones Toward Revenue Generation



- **Plant**
- **Resource**
- **Distribution & Marketing**
- **Team Build Out**
- **Amiron Launch**

APPLIED MINERALS INC.

Upgraded Resource Statement Extended Mine Life

- 2013 Resource Statement assures customers of long-term supply
- Significant increase in overall resources and geologic confidence
  - Underground clay resource increased 50% from 1.4M –> 2.1M tons
  - Underground Iron oxide resource increased 18% from 2.8M –> 3.3M tons





Dragon Mine Resource: Clay

- Significant upgrade in purity from 2011 to 2013 Resource Statements

- ~630,000 tons of pure halloysite have been identified

Dragon Mine Area: Pit		
Pure Halloysite	**2011**	**2013**
Tonnage	-	629,650
Resource Status	-	Measured
Halloysite	-	94.0%
Total clay content	**-**	**94.0%**
Mixture of Clay		
Tonnage	552,500	565,575
Resource Status	Measured	Measured
Halloysite	64.8%	42.6%
Kaolinite	18.0%	19.2%
Illite-Smectite	10.6%	11.6%
Clay content	**93.4%**	**73.4%**
Dragon Pit: Total Tonnage	**552,500**	**1,195,225**

Dragon Mine Area: Western		
Mixture of Clay	**2011**	**2013**
Tonnage	44,200	862,903
Resource Status	Measured	Measured
Halloysite	25.6%	6.7%
Kaolinite	36.8%	47.2%
Illite-Smectite	6.4%	17.5%
Total clay content	**68.8%**	**71.4%**
Mixture of Clay		
Tonnage	776,500	-
Resource Status	Indicated	-
Halloysite	4.1%	-
Kaolinite	47.4%	-
Illite-Smectite	24.4%	-
Total clay content	**75.9%**	**-**
Western Mine: Total Tonnage	**820,700**	**862,903**

- 4.5M tons of material in surface piles indicated in both 2011 and 2013 resource statements: varying levels of halloysite which can be upgraded by wet process or utilized for alternative markets

APPLIED MINERALS INC.

Dragon Mine Resource: Iron Oxide

- Exceptionally High Grade Iron Oxide Resource

Dragon Mine Area: Pit	2011	2013
Tonnage	2,104,000	2,631,825
Resource Status	Measured	Measured
Hematite	NA	24.3%
+ Goethite	NA	69.7%
= Total	**NA**	**94.0%**

Dragon Mine Area: Western	2011	2013
Tonnage	688,300	670,450
Resource Status	Inferred	Measured
Hematite	NA	75.9%
+ Goethite	NA	20.2%
= Total	**NA**	**96.1%**

- High Purity + Ultra-low levels of trace metal impurities = Broad Market Applicability





APPLIED MINERALS INC.

Deep Drill Results

- Drilling contributed to increase of Halloysite and Iron Oxide resource to extend mine life

- Deep drill hole completed around 3,200 foot level

- Encountered a precious metal zone of mineralization including silver, gold, lead and zinc but did not intercept a copper porphyry

- Evaluating next steps with no current near-term plans



APPLIED MINERALS INC.

2013 Milestones Toward Revenue Generation



- Plant
- Resource
- **Distribution & Marketing**
- Team Build Out
- Amiron Launch

APPLIED MINERALS INC.

Expanding Marketing Channels



- **Global expertise** in development and commercialization of flame retardants and polymer additives (including nucleating agents)

- **International distributor** and domestic agent of Dragonite Halloysite Clay and AMIRON Iron Oxides

- Part of the global Mitsui network with extensive international sales force and infrastructure (155 offices in 69 countries)

- Initial team of 17 Mitsui sales people committed to AMNL products already in place

- Marketing activity commenced prior to formal agreement
  - Sample shipments
  - Trade show participation

APPLIED MINERALS INC.

Expanding Marketing Channels

2013 K-Show in Germany



- 219,000 attendees from around the globe
- Mitsui dedicated portion of space to Applied Minerals products

APPLIED MINERALS INC.

Expanding Marketing Channels



- Ceramic industry specialists

- Product development and marketing for several end markets:
  - Technical ceramics, porcelain
  - Proppants

- Utilizing all grades of material from the Dragon Mine
  - Underground resources and surface piles

- Variable sales cycles and price points

- Extensive industry contacts





APPLIED MINERALS INC.

Expanding Marketing Channels

SIGMA-ALDRICH®

- Broad reach into global R&D market- Corporate & Academic
- Increases revenue opportunities for the company



Scientific Research in Halloysite

APPLIED MINERALS INC.

Expanding Marketing Channels



- Integral in plan to launch an all-natural cosmetic product line based on Dragonite Halloysite Clay

- Joint Venture versus supplier relationship

- Led to ongoing discussions with 3rd party cosmetic industry leader

- Applications to be targeted:

  - Skin care
  - Sun care
  - Nail care

  - Fragrances
  - Extenders
  - Hair care

  - Color cosmetics

APPLIED MINERALS INC.

Expanding Marketing Channels


pinfa — Phosphorus, Inorganic & Nitrogen Flame Retardants Association

- Appointed to industry association formed to advance non-halogenated flame retardant solutions in North America

- Consists of industry leaders

Group focus:

- Advance environmentally friendly non-halogenated flame retardant solutions in North America

- Bring together manufacturers and users of major flame retardant technologies

- Monitor and work with industry and regulatory organizations

APPLIED MINERALS INC.

2013 Milestones Toward Revenue Generation




- **Plant**

- **Resource**

- **Distribution & Marketing**

- **Team Build Out**

- **Amiron Launch**

APPLIED MINERALS INC.

Expanding Senior Management Team & Board

New Industry Experts Joining Our Team

- **Emphasis on commercial sales growth**

- **Mario Concha – Independent Board Member**
  - 50 years industry experience
  - 7 years as President of Georgia Pacific, Chemicals Division ($1.0B revenue)

- **Rogerio Galante – New Head of Iron Oxide Business**
  - 15 years experience at LanXess AG (IOP Group), the largest iron oxide producer globally
  - Sales Manager, Brazil; Deputy Head and Product Portfolio Manager, North America

- **Yash Khanna, Ph.D – New Chief Technology Officer**
  - 38 years industry experience with senior technical and marketing positions at leading industrial mineral and polymer-related companies
  - Past experience: Imerys, Rayonier, Honeywell

APPLIED MINERALS INC.

Expanding Sales Team

Industry Veteran Sales Agents

- Total of 5 sales agents
- Collective 100+ years experience
- Tenures at industry leaders

  - Evonik
  - Total
  - Chemtura Corporation

  - Basell
  - Solvay
  - Galata Chemicals LLC

APPLIED MINERALS INC.

Halloysite Clay Strategy
Dr. Yash Khanna : Chief Technology Officer



APPLIED MINERALS INC.

Career Profile

- **Education:**   Ph.D / MS (Polymer Science & Engineering,1974 – 1980)

    Polytechnic Institute of NYU

- **Career Summary:**

    - 27 Years: Honeywell-Corp HQ, Morristown, NJ (Plastics)

    - 2 Years: Rayonier   (Natural Fibers in Plastics)

    - 4 Years: Imerys   (Minerals in Plastics)

- **Career Highlights:**

    - Technical: 2001 International "Engineering / Technology" Award from SPE
    - Business: Corporate awards, "Sales", "Save" and "Growth" of the year
    - Education: Seminars / Courses since 2001 on "Business Growth via Technology"

- **Prior advisory affiliation with AMNL**

  APPLIED MINERALS INC.

Opportunities with Dragonite

○ **WHY ?**

A New Material / Technology opens the door to numerous

opportunities

○ **HOW ?**

- Continue exploring incoming opportunities from the marketplace
- Aggressive MARKETING of PLATFORMS with demonstrated success
    - Polyolefins
    - Coatings and Adhesives
    - Flame Retardant Synergist

APPLIED MINERALS INC.

2013 Milestones Toward Revenue Generation




- Plant
- Resource
- Distribution & Marketing
- Team Build Out
- **Amiron Launch**

APPLIED MINERALS INC.

Commercial Launch of Amiron Iron Oxide



- Officially launched new family of Advanced Natural Iron Oxides branded under the AMIRON trade name.

- Initial product lines launched – more in pipeline

- Soft launch for product development generated positive customer feedback

- Industry leading purity

- High Purity + Ultra-low levels of trace metal impurities

- Rare domestic source

Iron Oxide Strategy

Rogerio Galante: Head of Iron Oxide Business Unit



Experience

Career Summary

- 15 years at LANXESS, largest iron oxide producer globally

  - Sales Manager of Inorganic Pigments for Brazil
  - Director of Logistics, Portfolio Management
  - Deputy Head of North American Iron Oxide Pigments.
  - His experience at LANXESS covered

- Extensive experience in product commercialization and operations

APPLIED MINERALS INC.

Synthetic Versus Natural

	Synthetic	AMIRON Advanced Natural Iron Oxide	Naturals
○ Iron Source	+	+ + +	+
○ Mineralogy	+ +	+ + +	+
○ Trace Metals	+ +	+ + +	-
○ Tinting Strength	+++	++	+
○ Made in the US	+	+ + +	+
○ Color variance	+++	+	-
○ Green	+	+ + +	+ +
○ Quality Control	+ + +	+ + +	-
○ MKT Potential	+ +	+ +	+

Legend
+   Good   - Negative
++   Better
+++ Best

APPLIED MINERALS INC.

Iron Oxide Market

Main Applications:

- Brick & Mortar
- Roof Granules
- Stone Veneer
- Wood Coating
- Primer & Industrial Coating
- Plastic & Rubber
- Environmental Remediation
- Hydrogen Sulfide Scavenger
- Cosmetics
- Catalyst







- **Established market -- Not a commodity market**
- **Need to win customer business**

APPLIED MINERALS INC.





AMIRON Product Line: Pigments

Semi-Transparent Wood Coatings

AMIRON
Semi-Transparent Coatings

Cosmetics

AMIRON:O 01
AMIRON:RS 13
AMIRON:NR 14

Pigments

1% AMIRON:NR 23
+
1% Synthetic
2% Synthetic

AMIRON Benefits:

- High Fe_2O_3 Content
- Exceptional chemical purity
- Natural
- High dispersibility
- Semi-transparent / opaque
- Made in USA, Factory Direct

38 APPLIED MINERALS INC.

AMIRON Product Line: Technical

AMIRON Benefits:

- Exceptional Chemical Purity;
- High Fe_2O_3 Content;
- Low Trace Metals Impurities;
- Consistent Mineralogy;
- Made in USA, Factory Direct;



1 µm
10.00 kV
(1008042)
VPSE G3 WD = 6.0 mm
30 Pa





APPLIED MINERALS INC.



Producer of Halloysite Clay & Advanced Natural Iron Oxides

Concluding Remarks

2013: A Year of Progress

	December 2012	December 2013
Cash	$4.1M	$11.4M[1]
Product lines	Dragonite	Dragonite + Amiron
Production Capability	Limited	Diversified
Clay resource	1.3M tons	2.1M tons
Iron Oxide resource	2.8M tons	3.3M tons

- Expanded sales and marketing channels

- Strong financial backing

- Focus on revenue generation 2013 / 2014

- Aligned management interests: **30% insider ownership**

1 – Cash balance as of 9/30/13

APPLIED MINERALS INC.

Capital Structure

Fully Diluted Capital Structure[1]	
Fully diluted shares outstanding (mm)	106.6
Price per share	$1.11
Market capitalization (mm)	$118.3
Convertible PIK Notes (mm)[2]	$10.9
Cash balance (mm)[3]	$11.4
Enterprise value (mm)	$117.8

Note: Capital structure does not include an estimated $46.9mm NOL available to the company as of 9/30/13 – for further information regarding the NOL, refer to Note-13 Income taxes, of the Company's 2012 Form 10-K

(1) Pro forma as of December 2013 for exercise of all outstanding "in the money" options vested and unvested, exercised on on a cashless basis using closing price at December 4th, 2013.

(2) 10% mandatorily PIK convertible Notes due 2023. Convert into the Company's common stock at a conversion price of $1.40 per share. The Notes are mandatorily convertible after one year

(3) Cash balance as of 9/30/13



APPLIED MINERALS INC.



APPLIED MINERALS INC.



Producer of Halloysite Clay & Advanced Natural Iron Oxides

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